AB 10/15

[redacted]

SECU SION

13025884

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
~~8-52221~~

8-36105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seton Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 Apple Street, Suite 204
(No. and Street)

Tinton Falls	NJ	07724
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Krill (732) 739-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/18/13

OATH OR AFFIRMATION

I Richard Krill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seton Securities Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOORJAHAN MIRZA
Notary Public
State of New Jersey
My Commission Expires Sep 18, 2013

4/6/13

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ⊗ (a) Facing Page.
- ⊗ (b) Statement of Financial Condition.
- ⊗ (c) Statement of Income (Loss).
- ⊗ (d) Statement of Changes in Financial Condition.
- ⊗ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- O (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ⊗ (g) Computation of Net Capital.
- O (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- O (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ⊗ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ⊗ (l) An Oath or Affirmation.
- O (m) A copy of the SIPC Supplemental Report.
- O (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Seton Securities Group, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc. (a wholly owned subsidiary of Seton Capital Corp.) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seton Securities Group, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
April 4, 2013

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 156,466
Receivable from broker	116,239
Securities owned, at fair value	42,843
Property and equipment, net	68,224
Prepaid expenses and other assets	17,435
	$ 401,207
LIABILITIES	
Accounts payable and accrued expenses	$ 120,536
Securities sold, not yet purchased, at fair value	8,000
	128,536
STOCKHOLDER'S EQUITY	
Common stock, no par value, 200 shares authorized, issued and outstanding	1,500
Paid-in capital	3,358,202
Accumulated deficit	(3,087,031)
Total stockholder's equity	272,671
	$ 401,207

See notes to statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Seton Securities Group, Inc. (the "Company") was incorporated in the State of New York in 1986 as Waxman Securities, Inc. During 2004, the Company changed its name to Seton Securities Group, Inc. and is a wholly owned subsidiary of Seton Capital Corp. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker-dealer on a fully disclosed basis. The Company holds securities for its own account.

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through clearing brokers pursuant to a clearance or customer agreement.

[2] Summary of significant accounting policies:

(a) Basis of accounting:

This financial statement is presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

(b) Use of estimates:

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and cash equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

(d) Property and equipment:

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. Leasehold improvements are amortized over the estimated useful lives, and property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

Furniture and fixtures	7-10 years
Computer equipment	3-5 years
Leasehold improvements	4-30 years

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(e) Income taxes:

The results of operations for the Company for the year ending December 31, 2012 are included in the consolidated federal income tax return of the Parent. The Company is allocated its share of its respective parent's federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from the Parent. Separate state tax returns are filed for the Company and the Parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(f) Fair value of investments:

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities classified within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities classified as Level 2 are valued using observable inputs and trade less frequently than those classified as Level 1.

Transfers between levels are recognized at the beginning of the reporting period. There were no transfers between levels during 2012.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(g) Fair value of investments: (continued)

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - RECEIVABLE FROM BROKER

The clearing and depository operations for the Company's securities transactions are primarily provided by COR Clearing, LLC, which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with COR Clearing, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the statement of financial condition as receivable from broker.

At December 31, 2012, substantially all of the securities owned and securities sold, not yet purchased, and the amount receivable from broker reflected on the statement of financial condition are securities positions with and amounts due from and to this clearing broker.

Pursuant to a clearing agreement, all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of FINRA. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

NOTE C - FAIR VALUE OF INVESTMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Total
Securities owned:			
Equity securities	$ 29,582	$ 13,261	$ 42,843
Securities sold, not yet purchased:			
Equity securities	$ 8,000	$	$ 8,000

NOTE D - PROPERTY AND EQUIPMENT, NET

As of December 31, 2012, property and equipment consisted of the following:

Computer equipment	$ 80,287
Furniture and fixtures	19,394
Leasehold improvements	86,275
	185,956
Less accumulated depreciation and amortization	117,732
Property and equipment, net	$ 68,224

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness or $82,500, which is an amount based on market maker activity, as defined. At December 31, 2012, the Company had net capital of $180,412, which exceeded minimum net capital requirements by $80,412.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - RELATED PARTY TRANSACTIONS

During 2012, the Company received capital contributions totaling $780,000 from the Parent.

The Parent has agreed to fund the ongoing operations of the Company through calendar year 2013.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Regulatory actions:

During 2012, as a result of a regulatory review by FINRA, the Company agreed to pay fines totaling $5,000. As part of the action, the Company is obligated to make restitution to customers totaling $5,537. This amount is included in accounts payable and accrued expenses on the statement of financial condition.

During 2011, as a result of a regulatory review by FINRA, the Company agreed to pay fines totaling $50,000. Remaining amounts payable totaling $25,699 are included in accounts payable and accrued expenses on the statement of financial condition.

During 2010, as a result of a regulatory review by FINRA, the Company agreed to pay fines totaling $60,000 and to improve record-keeping and order fulfillment procedures. Remaining amounts payable totaling $15,886 are included in accounts payable and accrued expenses on the statement of financial condition.

[2] Clearing agreement:

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

[3] Concentrations and off statement of financial condition risk:

The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represents obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

[4] Lease:

During 2012, the Company entered into an operating lease for the rental of office space which expires September 30, 2015. The lease provides for scheduled increases in base rent and for payment of electricity.

At December 31, 2012, the future aggregate minimum rental commitments under the lease are as follows:

Year Ending December 31,	
2013	$ 23,657
2014	24,437
2015	18,768
Total	$ 66,862

NOTE H - INCOME TAXES

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2012 are as follows:

Deferred tax asset:	
Net operating loss carryforwards	$ 698,737
Charitable contribution carryforwards	7,786
Deferred tax asset	706,523
Less: valuation allowance	(700,484)
Deferred tax liability:	
Depreciation on fixed assets	(6,039)
Net deferred tax asset	$ 0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the lack of historical taxable income and projections for future income tax periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of the future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2012. The Company had federal net operating loss carryforwards of approximately $1,664,000 which will begin to expire in 2030 if not utilized, and state net operating loss carryforwards of approximately $2,219,000, which will begin to expire in 2016 for certain states.

NOTE I - SUBSEQUENT EVENTS

Subsequent to January 1, 2013, the Company received additional capital contributions totaling $160,700.

Other than disclosed above, subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the financial statement or accompanying notes.